SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11‑K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________
Commission file number: 001‑14431
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Golden State Water Company Investment Incentive Program
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company
Investment Incentive Program

Financial Statements and
Supplemental Schedule
As of December 30, 2017 and 2016 and
for the Year Ended December 30, 2017

Golden State Water Company
Investment Incentive Program
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 30, 2017 and 2016	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 30, 2017	3

Notes to the Financial Statements	4

Supplemental Schedule

Form 5500 - Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2017	10

Signatures	11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	12

Note: All schedules other than those listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Golden State Water Company Investment Incentive Program plan administrator and plan participants
San Dimas, California

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 30, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 30, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets as of December 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 28, 2018
We have served as the Plan's auditor since 2002.

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 30,	2017	2016
Assets

Investments at fair value	$137,130,268	$111,328,080
Investments at contract value	16,137,954	15,180,663

Receivables:
Contributions receivable	92,639	81,726
Notes receivable from participants	3,155,108	2,858,723
Total receivables	3,247,747	2,940,449

Net assets available for plan benefits	$156,515,969	$129,449,192

See accompanying notes to financial statements

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 30,	2017

Additions:
Contributions:
Employee	$4,793,540
Employee rollovers	553,115
Employer	3,528,945

Total contributions	8,875,600

Net investment income:
Net appreciation in fair value of investments	21,686,550
Interest and dividends	3,803,924
Total net investment income	25,490,474

Interest income on notes receivable from participants	131,243

Total net additions	34,497,317

Deductions:
Benefits paid to participants	7,262,078
Administrative and other expenses	168,462

Total deductions	7,430,540

Net increase	27,066,777

Net assets available for plan benefits
Beginning of year	129,449,192

End of year	$156,515,969

See accompanying notes to financial statements

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Note 1 - Plan Description
The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established by Golden State Water Company (the “Company” or “GSWC”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).
Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets that were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $3,464,396 and $2,848,173 as of December 30, 2017 and 2016, respectively. Such net assets as of December 30, 2017 and 2016 are participant directed investments.
In 1998, the Company formed a holding company, American States Water Company (“ASWC”). At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in ASWC common stock. As of December 30, 2017, ASWC has no material assets other than the common stock of the Company and ASWC’s other wholly-owned subsidiary, American States Utility Services, Inc. (“ASUS”).
Plan Administration
The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by GSWC’s Board of Directors. John Hancock Retirement Plan Services (“Trustee”) provides the record keeping services and serves as the Plan’s appointed trustee.

ASWC Common Stock Fund
Effective January 1, 2003, the ASWC Common Stock Fund was deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the IRC and ERISA Section 407(d)(6) that is intended to invest primarily in common stock of ASWC.

Eligibility
Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. The Plan provides for automatic enrollment. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service. Participating business units include GSWC, corporate employees of ASUS, and exempt employees of ASUS’s subsidiaries. Non-exempt employees of ASUS’s subsidiaries are covered under separate programs unless they elect to participate in the Plan or in other benefit coverage as noted in the following sentences. The Plan was amended in December 2014 to allow existing non-exempt employees of ASUS’s subsidiaries, effective January 1, 2015, to elect into the Plan. Non-exempt employees of ASUS’s subsidiaries hired on or after January 1, 2015 are automatically enrolled in the Plan, unless they elect to direct their allowed fringe benefit amount to other benefit coverage.
Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent. This will generate a dollar for dollar employer matching contribution up to the limits described below. Employees are given the option to elect additional contributions, to decline contributions altogether, or to remain at three percent. Furthermore, employees are requested to select the funds into which their contribution will be deposited. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.
Eligible employees hired or rehired on or after January 1, 2011 are auto-enrolled in the Profit Sharing feature of the Plan, once they have completed a period of service of 30 consecutive days. Company profit sharing contributions amount to 5.25% of eligible pay and are deposited into employee directed funds. Employees may elect to direct these contributions into any fund available under the Plan, except the ASWC Common Stock Fund. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Contributions
Subject to statutory limits, eligible employees can contribute an amount between 1% and 50% of compensation as defined in the Plan document and amendments. In 2017, the maximum allowable deferral, both pre-tax and Roth, was $18,000, with additional “catch-up” deferrals of up to $6,000, for participants age 50 or older any time during the Plan year. In addition, eligible employees are provided with matching employer contributions to their accounts of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.
The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the matching contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, the Plan has the option to fund the match in cash and ASWC Common Stock, or entirely in cash. For the year ended December 30, 2017, all Company matching contributions to the ASWC Common Stock were made in cash. All investments are participant directed.
Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan. Contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to the amount of contributions and Company matching contributions will apply to the total. Rollover contributions from qualified plans are permitted.
Employees cannot make contributions to the Profit Sharing program.

Vesting
Plan participants are always fully vested in their contributions and the employer matching contributions made to their account, plus actual earnings thereon. Profit Sharing contributions, plus actual earnings thereon, vest when the participant attains three years of service.

Distribution of Benefits
Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.
A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s vested account may be permitted before age 59 1/2 to meet a financial hardship, as defined in the Plan document. Otherwise, withdrawals from a Plan participant’s vested account are permitted only after termination of employment or upon death or total disability. A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of the participant’s PAYSOP account attributable to shares of ASWC Common Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Participant Accounts
Each Plan participant’s account is credited or debited with the participant’s contributions and/or employer contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (e.g. loan processing fees) directly relating to a participant’s account are deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Forfeitures
When a Participant incurs a severance from service when they are not 100% vested in their Profit Sharing Account, the unvested portion of such Accounts shall be forfeited. Any amount which has been forfeited under the Plan shall be applied first to pay expenses and fees in connection with the administration of the Plan and then, to the extent that any such forfeitures remain, shall be used to reduce Employer contributions.

Notes Receivable from Participants
Notes receivable from participants consist of participants’ loans borrowed on their eligible account. Participants may not borrow on their profit sharing balances. Participants may borrow from their eligible account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the Prime Rate plus one percent. The interest rates on loans outstanding as of December 30, 2017 ranged from 4.25% to 7.75% and mature on various dates through 2027. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due. Beginning in 2017, a participant who terminates employment and has an outstanding loan balance may continue to make payments directly to the Trustee in order to avoid default.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 in the year the determination is made. As of December 30, 2017 and 2016, participant loans deemed uncollectible were insignificant.

Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties
The Plan’s investment in the ASWC Common Stock Fund amounted to $48,306,801 and $38,639,051 as of December 30, 2017 and 2016, respectively. Such investments represented approximately 31% and 30% of the Plan’s total net assets as of December 30, 2017 and 2016, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2017 Form 10-K and the March 31, 2018 Form 10-Q of ASWC filed with the Securities and Exchange Commission. The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.
The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition
Investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The New York Life Insurance Anchor Account IV Stable Value Fund is a fully benefit-responsive investment contract. Fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value, which is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Net Appreciation in Fair Value of Investments
Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, are paid by the Plan and charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account, such as loan processing fees, are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.
Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to ASWC common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2017, Plan administrative expenses borne by the Plan and by the Company were insignificant.

Note 3 - Investment Options
Participants may direct their investment into various fund options and may change their investment elections on a daily basis, in full percentage increments. Certain participants may be restricted to specific periods during which ASWC common stock can be traded. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Note 4 - Investment Contracts
The Plan has the NYL Insurance Stable Value Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the New York Life Insurance Company Anchor Account IV Stable Value Fund, a collective trust fund sponsored by New York Life.

Note 5 - Fair Value Measurements
Accounting guidance for the fair value measurement of financial assets and liabilities establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under this guidance are described below:

Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no changes in the valuation methods during 2017 or 2016.

The following tables set forth the Plan’s investment assets measured at fair value as of December 30, 2017 and 2016 within the fair value hierarchy, as well as investment assets measured at net asset value. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

	Assets at Fair Value as of
	December 30, 2017
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$47,124,089	$—	$—	$47,124,089
PIMCO Money Market Fund	1,182,712	—	—	1,182,712

Registered Investment Companies:
U.S. Equity Funds	35,735,068	—	—	35,735,068
International Equity Funds	3,825,729	—	—	3,825,729
Balanced Funds	35,335,679	—	—	35,335,679
Bond Funds	2,178,143	—	—	2,178,143

Total investments in fair value hierarchy	125,381,420	—	—	125,381,420

Total investments measured at net asset value (a)	—	—	—	11,748,848
Investments at fair value	$125,381,420	$—	$—	$137,130,268

	Assets at Fair Value as of
	December 30, 2016
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$37,264,025	$—	$—	$37,264,025
PIMCO Money Market Fund	1,375,026	—	—	1,375,026

Registered Investment Companies:
U.S. Equity Funds	29,743,102	—	—	29,743,102
International Equity Funds	2,888,001	—	—	2,888,001
Balanced Funds	27,709,002	—	—	27,709,002
Bond Funds	1,692,089	—	—	1,692,089

Total investments in fair value hierarchy	100,671,245	—	—	100,671,245

Total investments measured at net asset value (a)	—	—	—	10,656,835
Investments at fair value	$100,671,245	$—	$—	$111,328,080

(a) In accordance with the accounting guidance on fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line item Investments at fair value, in the Statement of Net Assets Available for Plan Benefits.

The categorization of debt and equity securities is classified based on the nature and risk of the investment. The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund and money market funds, mutual funds, and equity securities included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets.

The following table summarizes investments for which fair value is measured using NAV per share:

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Investments measured using NAV	2017 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$6,997,587	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	$4,636,187	N/A	Daily	1 day
Principal Diversified Real Asset Collective Investment Trust	$115,074	N/A	Daily	1 day

Investments measured using NAV	2016 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$6,499,200	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	$4,157,635	N/A	Daily	1 day

There are no plan liabilities recorded at fair value at December 30, 2017 or 2016.

Note 6 - Related Party Transactions
The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Fees paid to the Trustee for the year ended December 30, 2017 and 2016 were insignificant.

Note 7 - Tax Status
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated March 4, 2016 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through February 18, 2014. The Plan has subsequently been amended and the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 30, 2017 and 2016, and for the year ended December 30, 2017.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 30, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

Note 8 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Golden State Water Company
Investment Incentive Program
Form 5500 - Schedule H - Line 4i -
Schedule of Assets (Held at End of Year) as of December 30, 2017
EIN: 95-1243678
Plan Number: 005

	(c) Description of investment
(a)(b) Identity of issuer, borrower,	including maturity dates, rate of	(d)	(e) Current
lessor, or similar party	interest, par or maturity value	Cost	Value

Common Stock:
* American States Water Company	American States Water Company Common
	Stock Fund:
	PIMCO Money Market Fund	**	$1,182,712
	American States Water Company Common Stock	**	47,124,089
			48,306,801

Registered Investment Companies:
William Blair	William Blair Small Mid Cap Growth Fund (I)	**	3,300,688
Nuveen	Nuveen NWQ Small/Mid Cap Value Fund (I)	**	892,600
MainStay	MainStay Large Cap Growth Fund (I)	**	6,745,527
Vanguard	Vanguard Total Bond Fund	**	2,178,143
Vanguard	Vanguard Institutional Index Fund	**	13,730,842
Vanguard	Vanguard Extended Market Index Fund (Inst)	**	11,065,411
Vanguard	Vanguard Total International Index Fund (Adm)	**	1,094,969
Dodge & Cox	Dodge & Cox International Stock Fund	**	2,730,760
T. Rowe Price	Retirement 2005 Fund	**	483,332
T. Rowe Price	Retirement 2010 Fund	**	241,344
T. Rowe Price	Retirement 2015 Fund	**	1,098,641
T. Rowe Price	Retirement 2020 Fund	**	3,816,077
T. Rowe Price	Retirement 2025 Fund	**	7,757,362
T. Rowe Price	Retirement 2030 Fund	**	5,218,402
T. Rowe Price	Retirement 2035 Fund	**	4,478,855
T. Rowe Price	Retirement 2040 Fund	**	3,502,395
T. Rowe Price	Retirement 2045 Fund	**	4,135,812
T. Rowe Price	Retirement 2050 Fund	**	3,099,847
T. Rowe Price	Retirement 2055 Fund	**	1,285,229
T. Rowe Price	Retirement 2060 Fund	**	218,383
			77,074,619

Common/Collective Trusts Investment Funds:
Prudential	Prudential Core Plus Bond Fund Trust Class 5	**	6,997,587
Boston Partners	Boston Partners Large Cap Value Equity CTF	**	4,636,187
Principal	Principal Diversified Real Asset CIT T1	**	115,074
*NYL Insurance Anchor IV	NYL Insurance Anchor Account IV Stable Value Fund	**	16,137,954
			27,886,802

Total investments			153,268,222

*Notes receivable from participants	Notes with maturities through 2027, interest
	rates ranging from 4.25% to 7.75%	**	3,155,108
			$156,423,330

* Represents a party-in-interest as defined by ERISA.
** The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Program Administrative Committee

By: /s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Program Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Program Administrative Committee

By: /s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Program Administrative Committee

By: /s/ GLADYS M. FARROW
Gladys M. Farrow
Member - Investment Incentive Program Administrative Committee

Dated: June 28, 2018